Exhibit 1

Trading Symbols (TSX-V: LM; OTC: LMDCF) 151 Bloor St West Suite 703 Toronto, Ontario Canada M5S 1S4 Tel : 416.927.7000 Fax : 416.927.1222 www.lingomedia.com

Lingo Media Corporation

Form 51 – 102 F1

Management Discussion & Analysis

First Quarter Ended March 31, 2019

May 29, 2019

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED MARCH 31, 2019

Notice to Reader

The following Management Discussion & Analysis ("MD&A") of Lingo Media Corporation’s (the "Company" or "Lingo Media") financial condition and results of operations, prepared as of March 31, 2019, should be read in conjunction with the Company's Condensed Consolidated Interim Financial Statements and accompanying Notes for the years ended March 31, 2019 and 2018, which have been prepared in accordance with International Financial Reporting Standards are incorporated by reference herein and form an integral part of this MD&A.  All dollar amounts are in Canadian Dollars unless stated otherwise. These documents can be found on the SEDAR website www.sedar.com.

Our MD&A is intended to enable readers to gain an understanding of Lingo Media’s current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current period to those of the preceding comparable three-month period. We also provide analysis and commentary that we believe is required to assess the Company's prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on prospects. Readers are cautioned that actual results could vary.

Cautions Regarding Forward-Looking Statements

This MD&A contains certain forward-looking statements, which reflect management’s expectations regarding the Company’s results of operations, performance, growth, and business prospects and opportunities.

Statements about the Company’s future and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Quantitative and Qualitative Disclosures of Market Risk" section of this MD&A.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis	2

Summary Description of Lingo Media

Lingo Media (“Lingo Media,” the “Company,” “we” or” us”) is an EdTech company that is ‘Changing the way the world learns Languages’ through the combination of education with technology. The Company is focused on online and print-based technologies and solutions through its two subsidiaries: Lingo Learning Inc. (Lingo Learning”) and ELL Technologies Ltd. (“ELL Technologies”). Through its two distinct business units, Lingo Media develops, markets and supports a suite of English language learning solutions consisting of web-based software licensing subscriptions, online and professional services, audio practice tools and multi-platform applications. The Company continues to operate its legacy textbook publishing business from which it collects recurring royalty revenues.

Lingo Media’s two distinct business units include ELL Technologies and Lingo Learning. ELL Technologies is a web-based educational technology (“EdTech”) English language learning training and assessment company that creates innovative software-as-a-service elearning solutions. Lingo Learning is a print-based publisher of English language learning textbook programs in China. The Company has formed successful relationships with key government and industry organizations, establishing a strong presence in China’s education market. Lingo Media is extending its global reach, beyond its initial market expansion into Latin America and continues to expand its product offerings and technology applications.

The Company continues to invest in language learning and leverage its industry expertise to expand into more scalable education-technology. Recent product initiatives have allowed us to expand the breadth of our language learning product offerings and reinforced the belief that the web-based EdTech learning segment continues to present a significant opportunity for long-term value creation.

Lingo Media continues to focus on software and content development to address market needs within the government and academic training sectors.

Operational & Corporate Highlights

●	Online English Language Learning:

✓	advanced development of the teacher methodology course

✓	completed development of chat functionality in the new Learning Management System (LMS)

✓	completed development of resource allocation functionality in the LMS for teachers

✓	initiated marketing and sales of the new LMS which includes access to the full content library configured to individual client needs or requirements

✓	entered into a distribution agreement with JPH Consultoria Academica in Guatemala

●	Print-Based English Language Learning:

✓	expanded existing market for PEP Primary English program into one additional province in China

Our strategy continues to transition more and more of our business to online subscriptions and digital downloads that enable learners to bring your own device (“BYOD”) and beyond paper-based textbook publishing. Our signing of the commercial agreement with iTEP International LLC is a testament to our commitment to this approach, as well as further validation of the ability of our program suite and course offerings to efficiently and effectively improve learning outcomes. We believe that these online subscription formats provide customers with an overall greater learning experience, the flexibility to use our products on multiple platforms (i.e. beyond desktops to tablets and mobile extensions) and is a more economical and relevant way for us to deliver our products to customers. Furthermore, our ability to configure our extensive library of lessons enables us to offer a more customizable solution to our clients without incurring the costs associated with a customized solution.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis	3

Online English Language Learning

ELL Technologies offers more than 2,000 hours of interactive learning through a number of product offerings that include Winnie’s World, English Academy, Campus, English for Success, Master and Business in addition to offering custom solutions. ELL Technologies is primarily marketed in Latin America through a network of distributors and earns its revenues from oline and offline licensing fees from its suite of web-based language learning products and applications.

ELL Technologies had an extensive existing product line which required substantial revisions in the technology platform and user interface. Over the past five years, our development team has engineered an eLearning platform and has been introducing new products to the market since the beginning of 2015, integrating cutting-edge technologies, solutions, content and pedagogy.

ELL Technologies’ high-tech, easy to implement eLearning Software-as-a-Service solutions have positioned the Company to provide learners of all ages and levels of English proficiency with a platform to further their language learning development. See our “Correlation Table”:

The horizontal axis contains our product information and correlates to the vertical axis which contains the ages and levels of proficiency that our solutions target.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis	4

All products have been designed for our proprietary learning management system enabling ELL Technologies to market and sell to academic institutions and governments. Educators who license the platform are able to easily create, convert, edit, and arrange lessons and courses as they see fit.

Formative assessments and data gathering functionality allows us to adapt and improve content. Based on that data, we are able to program iterations to address specific problem areas and to make learning more accessible, efficient and measurable. Built for learners, by learners, we empower educators and allow them to easily transition from pure classroom paper-based teaching to the online world.

Summary of Q1 2019 product development achievements:

●	advanced development of the teacher methodology course
●	completed the development of chat functionality in the new LMS
●	completed the development of resource allocation functionality in the LMS for teachers

Print-Based English Language Learning

The Company continues to maintain its legacy textbook publishing business through Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of over 300 million students. To date, it has co-published more than 671 million units from its library of program titles.

Overall Performance

During the period ended March 31, 2019, Lingo Media recorded revenues of $111,964 as compared to $80,355 in 2018. Net loss was $314,522 as compared to $544,093 in 2018 resulting in a $0.00 loss per share as compared to $0.02 loss per share in 2018. Total comprehensive loss was $328,899 as compared to total comprehensive loss of $544,311 in 2018. The Company recorded selling general and administrative costs of $277,003, compared to $310,965 in 2018. Share-based payments of $27,758 was recorded in 2019 as compared to $23,408 in 2018. In addition, cash used in operations was $335,472 as compared to $498,337 in 2018.

Online English Language Learning

ELL Technologies earned revenue from its portfolio of products of $80,503 for the period, compared to $35,612 in 2018. The increase in revenue is a result of a new sales contract signed in Colombia.

Print-Based English Language Learning

Lingo Media earned royalty revenue of $31,461 in 2019 compared to $44,743 in 2018 from People’s Education & Audio Visual Press.

Market Trends and Business Uncertainties

Lingo Media believes that the global market trends in English language learning are strong and will continue to grow. Developing countries around the world, specifically in Latin America and Asia are expanding their mandates for the teaching of English amongst students, young professionals and adults.

The British Council suggests that there are 1.6 Billion people learning English globally. English language learning products and services are currently a US$56.3 Billion global market notes Ambient Insight.

GlobalEnglish forecasts the global eLearning market to grow to $37.6 Billion by 2020, while experiencing exponential growth to reach $325 Billion worldwide by 2025.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis	5

Markets and Markets forecasts the global EdTech market to grow from US$43.27 Billion in 2015 to US$93.76 Billion to 2020, or at a CAGR or 16.72%.

Latin American Region

The Inter-American Dialogue recently noted that while English language training programs exist in various forms throughout Latin American region, there are three key factors that these programs must address to be successful: ensuring continuity, developing a strong monitoring and evaluation framework that informs adaptation, and addressing the lack of sufficient quality teachers. Students attending English language training (“ELT”) classes in Latin America accounted for approximately 14 per cent of worldwide revenues, or US$321-million in 2018. Growth has been very rapid in the Latin American region and represents a particularly strong opportunity moving forward relative to other geographic regions.

Asia-Pacific Region

Technavio forecasts the English language training (ELT) market in China to be worth $75 Billion by 2022, growing at a CAGR of 22%. The growth of the ELT market in China is driven by more people desiring to learn English, the adaptation of smartphones, increasing levels of disposable income, and the inherent advantages of online education. Technavio also notes that 49% of the growth in the global digital English language learning market will come from the Asia-Pacific region.

Lingo Media is positioned to take advantage of the market opportunity for English language training in Latin America and Asia, with its scalable digital language learning technology and solutions. Although the market outlook remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

As at March 31, 2019 Lingo Media had working capital of $208,264 compared to working capital of $4,377 as at March 31, 2018. Net loss for the period ended March 31, 2019 was $286,764 compared to net loss of $544,093 for the period ended March 31, 2018.

Financial Highlights

For the Period Ended March 31	2019	2018	2017
Revenue
Print-Based English Language Learning	31,461	$4,743	$79,190
Online English Language Learning	80,503	35,612	518,787
	111,964	80,355	597,977
Net Profit (Loss) for the Year	(314,522)	(544,093)	3,945
Earnings per Share
Basic	$(0.00)	$(0.02)	$0.00
Fully Diluted	$(0.00)	$(0.02)	$0.00
Total Assets	1,208,363	1,168,007	7,347,911
Working Capital / (Deficit)	208,264	4,377	2,402,500
Cash Provided (used) – Operations	(335,472)	(498,337)	845,557

The Company had cash on hand as at March 31, 2019 of $64,533 (2018 - $79,097) and accounts and grants receivable of $1,007,443 (2018 - $1,059,848) to settle its current liabilities of $950,910 (2018 - $1,134,568) leaving a working capital balance of $208,264 (2018 - $4,377).

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Results of Operations

During the period, Lingo Media earned $80,503 in online licensing sales revenue as compared to $35,612 in 2018. The increase in revenue is a result of a new sales contract the company in Colombia.

Revenues from Print-Based English language learning for the period were $31,461 compared to $44,743 in 2018 due to the decrease in the sales of audio cassettes. Direct costs associated with publishing revenue are relatively modest and have been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in the development of its existing and new programs and marketing activities to maintain and increase its royalty revenues.

During the period, Lingo Media recorded revenues of $111,964 as compared to $80,355 in 2018. Net loss was $286,764 as compared to $544,093 in 2018 resulting in a $0.00 loss per share as compared to $0.02 loss per share in 2018.

Selling, General and Administrative

Selling, general and administrative expenses were $277,003 compared to $310,965 in 2018. Selling, general and administrative expenses for the three segments are segregated below.

(i)	Print-Based English Language Learning

Selling, general and administrative cost for print-based publishing increased from $39,478 in 2018 to $99,964 in 2019 due to the increase in sales marketing expense and salaries. The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

For the Period Ended March 31	2019	2018
Sales, marketing & administration	$11,572	$1,504
General admin expense recovery	(23,314)	-
Consulting fees & salaries	112,489	64,746
Travel	11,248	5,368
Premises	40,926	24,687
Professional fees	3,374	3,274
Less: Grants	(56,331)	(60,101)
	$99,964	$39,478

(ii)	Online English Language Learning

Selling, general and administrative costs related to online English language learning was $58,525 for the period compared to $87,407 in 2018. Selling, general and administrative costs for this operating unit decreased in 2019 as compared to 2018, which is the result of decreases in consulting fees and travel expenses.

For the Period Ended March 31	2019	2018
Sales, marketing & administration	$37,369	$27,267
Consulting fees & salaries	3,994	36,765
Travel	2,104	11,375
Premises	12,000	12,000
Professional fees	3,057	-
	$58,524	$87,407

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(iii)	Head Office

Selling, general and administrative costs related to head office was $118,515 for the period compared to $184,079 in 2018. Selling, general and administrative costs for this reporting unit decreased in 2019 as compared to 2018, which is the result of decrease on expenditures related to shareholder services and professional fees.

For the Period Ended March 31	2019	2018
Sales, marketing & administration	$12,572	$36,524
Consulting fees & salaries	72,500	127,861
Travel	149	3,188
Shareholder services	12,763	18,667
Professional fees	20,531	(2,160)
	$118,515	$184,080
Total Selling and Administrative Expenses	$277,003	$310,965

Net Loss

Total comprehensive loss for the Company was $328,899 for the year ended March 31, 2019 as compared to $544,311 in 2018. Total comprehensive loss can be attributed to the two operating segments and head office as a reporting segement as shown below:

Online ELL	2019	2018
Revenue	$80,503	$35,612
Expenses:
Direct costs	23,005	17,250
General & administrative	58,525	87,470
Amortization of property & equipment	317	396
Development costs	57,721	257,434
Income taxes and other taxes	2,526	34
	142,094	362,521
Segmented Loss - Online ELL	$(61,589)	$(326,909)
Print-Based ELL
Revenue	$31,461	$44,743
Expenses:
Direct costs	21,931	20,870
General & administrative	99,964	39,478
Amortization of property & equipment	3,915	1,034
Income taxes and other taxes	5,034	7,223
	$130,844	$68,605
Segmented Loss – Print-Based ELL	$(99,383)	$(23,862)

Head Office
Expenses:
General & administrative	$118,515	184,079
Amortization of property & equipment	179	223
	$118,694	184,302
Total Segmented Loss	$(118,694)	$(184,302)

Other
Foreign exchange	(2,867)	29,341
Interest and other financial expenses	(4,231)	(14,952)
Share-based payment	(27,758)	(23,408)
Other comprehensive income	(14,377)	369
	(49,234)	(8650)
Total Comprehensive Loss	$(328,899)	$(543,723)

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Foreign Exchange

The Company recorded a foreign exchange loss of $2,867 in the first quarter as compared to foreign exchange gain of $29,341 in Q1 2018, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in Chinese Renminbi and US Dollars.

Share-Based Payments

The Company amortizes share-based payments with a corresponding increase to the contributed surplus account. During the period, the Company recorded an expense of $27,758 compared to $23,408 in 2018.

Net Loss for the Period

The Company reported a net loss of $314,522 for the period as compared to $544,093 in 2018. The loss per share is $0.00.

Total Comprehensive Loss

The total comprehensive income is calculated after the application of exchange differences on translating foreign operations gain / (loss). The Company reported a total comprehensive loss of $328,899 for the period ended March 31, 2019, as compared to $544,311 in 2018.

Summary of Quarterly Results

	Q2 – 18	Q3 – 18	Q4 – 18	Q1 – 19
Revenue	$960,159	$186,518	$713,170	111,964
Income / (Loss) Before Taxes and Other Comprehensive Income	613,867	(145,813)	167,707	(306,962)
Total Comprehensive Income / (Loss)	478,062	(160,765)	155,060	(328,899)
Income / (Loss) per Share (Basic)	$0.00	$(0.00)	$0.00	$(0.00)
	Q2 – 17	Q3 – 17	Q4 – 17	Q1 – 18
Revenue	$1,068,915	$354,914	$754,962	$80,335
Income / (Loss) Before Taxes and Other Comprehensive Income	43,122	(473,026)	(5,663,320)	(536,836)
Total Comprehensive Income / (Loss)	42,392	(475,632)	(5,833,279)	(544,311)
Income / (Loss) per Share (Basic)	$0.00	$(0.013)	$(0.18)	$(0.02)

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis	9

Lingo Learning earns royalty revenues from its key customer, People’s Education Press and People’s Education & Audio Visual Press (collectively “PEP”), who are China’s State Ministry of Education’s publishing arm, on the following basis:

Lingo Learning earns significantly higher royalties from Licensing Sales compared to Finished Product Sales. People’s Education Press provides Lingo Learning with sales reconciliations on a semi-annual basis. People’s Education & Audio Visual Press provides Lingo Learning with sales reconciliations on a quarterly. Revenue from royalty and licensing sales is recognized based on confirmation of finished products produced by the Company’s co-publishing partners and when collectability is reasonably assured. Royalty revenue from audiovisual products is recognized based on the confirmation of sales by its co-publishing partners, and when collectability is reasonably assured. Royalty revenues are not subject to right of return or product warranties. This revenue recognition policy causes an impact of higher revenues in the second and the fourth quarter of the year and lower revenues in the first and the third quarter.

Liquidity and Capital Resources

As at March 31, 2019, the Company had cash of $64,533 compared to $79,097 in 2018. Accounts and grants receivable of $1,007,443 were outstanding at the end of the period compared to $950,278 in 2018. With 86% of the receivables from PEP and the balance due from ELL Technologies’ customers, the Company does not anticipate an effect on its liquidity. Total current assets amounted to $1,159,174 (2018 - $1,138,945) with current liabilities of $950,910 (2018 - $980,318) resulting in working capital of $208,264 (2018 - $4,377).

Lingo Learning receives government grants based on certain eligibility criteria for publishing industry development in Canada and for international marketing support. These government grants are recorded as a reduction of general and administrative expenses to offset direct expenditure funded by the grant. The Company receives these grants throughout the year. The grant is applied based on Lingo Learning meeting certain eligibility requirements. The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future.

Lingo Media has access to working capital through equity financings or debt financings, if and as required to finance its growth plans. The Company has been successful in raising sufficient working capital in the past.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

Contractual Obligations

Future minimum lease payments under operating leases for premises and equipment are as follows:

2019	$189,078
2020	219,036
2021	38,306

Transactions with Related Parties

The Company’s key management includes Michael Kraft, Chairman, Gali Bar-Ziv, President & CEO, Khurram Qureshi, CFO, in addition to the Board of Directors.

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The Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

The Company charged $33,829 (2018 - $48,800, 2017 - $6,434) to three corporations with directors in common for rent, administration, office charges and telecommunications.

Key management compensation was $78,000 (2018 – $82,500, 2017 – $82,500) and is reflected as consulting fees and commissions paid to corporations owned by officers of the Company, of which, $78,000 (2018 - $82,500, 2017 - $nil) is unpaid and included in accrued liabilities.

At the end of the period, the Company had loans payable bearing interest at 12% per annum due to related parties of the Company $161,612 (2017 - $150,000, 2016 - $50,000). Interest expense related to the loans is $1,249 (2018 - $4,622, 2017 - $4,480).

Additional Disclosure

PROPERTY AND EQUIPMENT

	Computer and office equipment	Leasehold Improvements	Total
Cost, January 1, 2018	$89,787	$-	$89,787
Effect of foreign exchange	321	-	321
Cost, March 31, 2018	$90,108	-	$90,108
Additions	7,839	33,180	41,019
Write off	(12,126)	-	(12,126)
Effect of foreign exchange	(72)	-	(72)
Cost, December 31, 2018	$85,749	$33,180	$131,055
Additions	450	-	450
Effect of foreign exchange	(283)		(283)
Cost, March 31, 2019	$85,916	$33,180	$119,096
Accumulated depreciation, January 1, 2018	$59,098	$-	$59,098
Charge for the period	1,653	-	1,653
Effect of foreign exchange	295	-	295
Accumulated depreciation, March 31, 2018	$61,046	$-	$61,046
Charge for the period	5,103	11,613	16,716
Write off	(12,126)	-	(12,126)
Effect of foreign exchange	129	-	129
Accumulated depreciation, December 31, 2018	$54,152	$11,613	$77,891
Charge for the period	1,507	2,903	4,410
Effect of foreign exchange	(268)	-	(268)
Accumulated depreciation, March 31, 2019	$55,391	$14,516	$69,907

Net book value, January 1, 2018	$30,689	$-	$30,689
Net book value, March 31, 2018	$29,062	$-	$29,062
Net book value, December 31, 2018	$31,597	$21,567	$53,164
Net book value, March 31, 2019	$30,525	$18,664	$49,189

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Risk Factors

Business Risk and Uncertainties

We are subject to a number of risks and uncertainties that can significantly affect our business, financial condition and future financial performance, as described below. In particular, there remain significant uncertainties in capital markets impacting the availability of equity financing. While these uncertainties in capital markets do not have a direct impact on our ability to carry out our business, the Company may be impacted should it become more difficult to gain access to capital when and if needed. These risks and uncertainties are not necessarily the only risks the Company faces. Additional risks and uncertainties that are presently unknown to the Company may adversely affect our business.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s monetary assets and liabilities denominated in currencies other than the Canadian Dollar and the Company’s net investments in foreign subsidiaries.

The Company operates internationally and is exposed to foreign exchange risk as certain expenditures are denominated in non-Canadian Dollar currencies.

The Company has been exposed to this fluctuation and has not implemented a program against these foreign exchange fluctuations.

A 10% strengthening of the US Dollar against the Canadian Dollar would have increased the net equity approximately by $22,430 (2018 - $33,972) due to reduction in the value of net liability balance. A 10% of weakening of the US Dollar against the Canadian Dollar at March 31, 2019 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of March 31, 2019 are as follows:

	March 31, 2019	March 31, 2018
	USD	USD
Cash	12,984	12,304
Accounts receivable	699,419	673,099
Accounts payable	66,249	45,687

Liquidity risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At March 31, 2019, the Company had cash of $64,533 accounts and grants receivable of $1,007,443 and prepaid and other receivables of $87,198 to settle current liabilities of $950,910.

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Credit risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation. The Company is primarily exposed to credit risk through accounts receivable. The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As at March 31, 2019, the Company has outstanding receivables of $1,007,443 (2018 - $872,722). New impairment requirements use an 'expected credit loss' ('ECL') model to recognize an allowance. Impairment is measured using a 12-month ECL method unless the credit risk on a financial instrument has increased significantly since initial recognition in which case the lifetime ECL method is adopted. For receivables, a simplified approach to measuring expected credit losses using a lifetime expected loss allowance is available. The Company deposits its cash with high credit quality financial institutions, with the majority deposited within Canadian Tier 1 Banks.

Retention or Maintenance of Key Personnel

Although Lingo Media’s management has made efforts to align the interests of key employees with the Company by, among other things, granting equity interests to its operations personnel with vesting schedules tied to continued employment, there is no assurance that Lingo Media can attract or retain key personnel in a timely manner as the need arises. Failure to have adequate personnel may materially compromise the ability of the Company to operate its business.

Disclosure of Outstanding Share Data

As of May 29, 2019, the followings are outstanding:

Common Shares – 35,529,192

Warrants             –             Nil

Stock Options     –  7,562,000

Approval

The Directors of Lingo Media have approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

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